

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 8, 2009

Mr. Andrew S. Clark
Chief Executive Officer
Bridgepoint Education, Inc.
13500 Evening Creek Drive North
Suite 600
San Diego, California 92128

> **Re:** **Bridgepoint Education, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on April 1, 2009**
> **File No. 333-156408**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Settlement of stockholder dispute, page 52

1. We note your disclosure on page 52 that you have agreed to amend the Amended and Restated Registration Rights Agreement dated January 9, 2009 to, among other things, change the allocation of shares of common stock to be sold in this offering. Please file the amended agreement as an exhibit to your registration statement.

Principal and Selling Stockholders, page 138

2. We note your revised disclosure in the table on page 138. We note that you disclose that your directors and executive officers as a group includes 13 persons, but you

have disclosed 14 persons listed under Directors and Executive Officers heading. Also, we note that 2,025,000 shares may be sold in Over-Allotment by your directors and executive officers as a group, but such amount has not been listed next to any individual director or executive officer. Please revise.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above

registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: John J. Hentrich, Esq. & Robert L. Wernli, Esq.,
        Sheppard, Mullin, Richter & Hampton LLP
        Via Facsimile: (858) 847-4865